SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Rursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

     For Q3-2004 Results

Nera ASA

Kokstadveien 23, P.O. Box 7090
N-5020 BERGEN
Norway

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by ckeck mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Nera ASA
By:	/s/ Bjørn Ove Skjeie
	Name:	Bjørn Ove Skjeie
	Title:	President and Chief Executive Officer

Dated: October 27, 2004

Nera ASA

Postal Address
P.O. Box 7090, N-5020 BERGEN, Norway,

Office Address
Kokstadvn. 23, BERGEN, Norway,
Tel.No. +47 55 22 51 00
Fax.No. +47 55 22 52 99

Head Office
Nera ASA, 5020 BERGEN
Register of Business Enterprises
NO 944 536 949 MVA

PRESS RELEASE, 27 October 2004

Nera ASA: Financial results for the third quarter 2004

Nera ASA (OSE: NER) achieved operating revenues of NOK 509 million in the third quarter 2004. This is on a par with the same quarter in 2003, but NOK 150 million less than in the second quarter this year. The company made an operating loss of NOK 38 million in the quarter, compared with an operating profit of NOK 9 million in the same quarter in 2003. The operating loss is in line with the profit warning announced September 23rd. The weak results for the quarter can be ascribed mainly to a drop in sales volumes and margins within the Satellite Communications business area and continued low gross profit margins within the Transmission Networks business.

•	Operating loss of NOK 38 million in the third quarter, compared with a profit of NOK 9 million in the third quarter 2003

•	NOK 481 million in new orders received in the third quarter, compared with NOK 407 million in the same quarter last year

•	Transmission Networks received new orders worth NOK 266 million in the third quarter and made an operating loss of NOK 30 million

•	Satellite Communications received new orders worth NOK 91 million in the third quarter and broke even during the period

•	Equity ratio as at 30 September 2004 was 59.6 per cent.

Figures in NOK mill.	Q3 2004	Q3 2003	1.1-30.9 2004	1.1-30.9 2003	2003
New orders	481	407	1 773	1 627	2 158
Operating revenues	509	510	1 684	1 594	2 253
Operating profit (loss)*	(38)	9	(68)	(27)	(25)
Profit (loss) before tax	(94)	(21)	(111)	(16)	(17)
Earnings per share	(0.85)	(0.21)	(1.13)	(0.32)	(0.43)
* before restructuring and write-downs

As previously announced, NOK 52 million has been allocated to cover restructuring costs associated with the reorganisation of operations in Nera Networks. This sum has been charged to the accounts in the third quarter, resulting in an operating loss of NOK 90 million after restructuring and write-downs, compared with a loss of NOK 19 million in the same quarter in 2003.

“Margins are under pressure in both our largest business areas. As a result we have initiated measures to improve profitability throughout the organisation. The restructuring of operations within Transmission Networks has entered a new phase, and Nera’s own production of large antennas is expected to have been closed by the end of the fourth quarter. The reduction of the remaining mechanical production will continue, and we are making preparations to outsource our RF-production. In accordance with changing market conditions Satellite Communications is currently working on a plan to strengthen its competitive position and regain profitability, says Nera’s CEO Bjørn Ove Skjeie”.

Mr Skjeie expects sales volumes to pick up again slightly during the fourth quarter, particula rly within the Transmission Networks area. “The volume increase will help make the company’s fourth quarter financial results better than those achieved in the third quarter, though negative figures are still expected. The process regarding divestment of our Transmission business continues. At the same time we are still evaluating different possibilities for further development of our satellite business”, he explains.

For further information:
EVP Corporate Communications Helge Skaar, +47 55 22 58 20 (work), +47 90 14 20 40 (mobile), or email hsk@nera.no
Investor Relations officer Odd Bjørn Ur, 55 22 55 71 (work), +47 90 14 14 83 (mobile) or email obu@nera.no

or
www.nera.no

Third quarter report 2004

Unaudited

Nera ASA – Third Quarter 2004

While Nera achieved operating revenues of NOK 509 million in the third quarter 2004, the company made an operating loss of NOK 38 million. This is in line with the profit warning issued by the company on 23 September. Larger sales volumes are expected in the fourth quarter than in the third quarter, which will strengthen the company’s financial results somewhat, though a loss is still anticipated. The board also expects to have clarified the situation with regard to a possible sale of the Transmissions Networks business by the end of the fourth quarter.

Orders received and the market situation
The Nera group received new orders worth NOK 481 million in the third quarter 2004. While this is considerably lower than the second quarter this year, it is an increase of 18 per cent compared with the same quarter in 2003. All business areas strengthened their order books in the third quarter 2004 compared with the same period last year. The drop in orders in the third quarter compared with the second quarter this year is primarily due to seasonal variations. As for Satellite Communications the reduced order intake related to gateways is regarded a more permanent situation.

The Transmissions Networks business area won new orders worth NOK 266 million in the third quarter 2004, compared with NOK 236 million in the same quarter last year. The amount of new orders is low seen in relation to the second quarter 2004, but does not imply any new negative trend. Market activity in “emerging markets” remains stable, while Asia and the EMEA region has stable order intake compared to the previous quarter. Orders from the Americas were lower than in the second quarter 2004.

The Satellite Communications business area won new orders worth NOK 91 million in the third quarter 2004, compared with NOK 79 million in the same quarter last year and NOK 140 million in the second quarter 2004 Orders received for both earth stations and terminals rose towards the end of the quarter, though not enough to match the level achieved in the second quarter 2004. Despite the drop in orders, Nera has not lost market share during the period.

The Wireless Broadband Access business area won new orders worth NOK 34 million in the third quarter which is on a par with the previous quarter, but NOK 10 million higher than the same quarter last year. New orders are split into NOK 20 million for satellite broadband solutions, and NOK 14 million for terrestrial broadband. The construction of broadband networks is still underway in many places, and several European telecoms operators are now investing in DVB-RCS, which is Nera’s focus area within the satellite broadband segment.

The business areas based in Singapore, which are classified under Other Businesses in the accounts, received new orders worth NOK 90 million in the third quarter 2004. This is NOK 6 million more than in the second quarter this year and NOK 22 million more than in the same quarter in 2003.

Operations
The Nera group achieved operating revenues of NOK 509 million in the third quarter 2004. This is on a par with the same quarter in 2003, but NOK 150 million lower than in the second quarter this year. Transmissions Networks achieved operating revenues of NOK 247 million, compared with NOK 275 million in the same period last year. Satellite Communications had operating revenues of NOK 109 million, compared with NOK 125 million last year. The two other business areas achieved higher operating revenues this year, with Wireless Broadband Access achieving NOK 50 million during the quarter, compared with NOK 36 million last year; and Other Businesses achieving NOK 104 million, compared with NOK 73 million last year. Compared with the previous quarter, Transmission Networks experienced a significant drop in operating revenues: NOK 247 million compared with NOK 373 million. Ordinary operating costs during the quarter amounted to NOK 488 million, compared with NOK 451 million during the same quarter in 2003. Increased focus on market development in South-East Asia together with higher R&D costs compared to last year, are the main drivers behind the increase in operating costs. Operating expenses (OPEX), the sum of sales and administration costs (S&A) and research and development (R&D) costs, amounted to NOK 156 million, compared with NOK 174 million in the previous quarter. R&D costs totalled NOK 41 million, compared with NOK 31 million in the third quarter 2003.

The company made an operating loss in the quarter of NOK 38 million, compared with an operating profit of NOK 9 million in the third quarter 2003. The weak results for the quarter can be ascribed mainly to a drop in sales volumes and margins within the Satellite Communications business area and continued low gross profit margins within the Transmissions Networks business. Satellite Communications achieved a gross profit margin of 26 per cent during the quarter, while the corresponding figure for Transmissions Networks was 20 per cent. A write-down of NOK 7 million in the value of Satellite Communications’ stocks related to contractual obligations for “last time buy” components, contributed to the business’s weak gross profit margin.

Transmissions Networks made an operating loss of NOK 30 million, compared with a loss of NOK 7 million in the same quarter in 2003 and a loss of NOK 11 million in the second quarter this year. Satellite Communications broke even, with an operating profit of NOK 0 million, compared with NOK 20 million in the same quarter in 2003 and NOK 15 million in the second quarter this year. Wireless Broadband Access made an operating loss of NOK 11 million in the third quarter 2004, compared with a loss of NOK 7 million in the same quarter in 2003 and a loss of NOK 9 million in the second quarter this year. Other Businesses achieved an operating profit of NOK 3 million, which is the same as the corresponding period last year. In the second quarter 2004 Other Businesses made an operating loss of NOK 3 million. Revenues from other businesses in NeraTel are netted against holding company expenses under this item. In addition, this quarter’s figures include a NOK 8 million profit from the sale of the property, Kokstadveien 25.

As has previously been announced, NOK 52 million has been allocated to cover restructuring costs associated with the reorganisation of operations in Nera Networks. This sum has been charged to the accounts in the third quarter resulting in an operating loss of NOK 90 million after restructuring and write-downs, compared with a loss of NOK 19 million in the same quarter in 2003.

Financial income and results before and after tax

Financial income for the company in the third quarter 2004 amounted to NOK –4 million, of which NOK –5 million was ordinary financial income and NOK 1 million income from associated companies. Financial income in the third quarter 2003 amounted to NOK –2 million. The negative financial income is due to the strengthening of the NOK against the USD.

The company made a loss before tax of NOK 94 million in the third quarter 2004, compared with a loss of NOK 21 million in the same quarter last year and a profit of NOK 1 million in the second quarter this year. After calculated tax expenses and minority interests, the group made a loss of NOK 104 million, compared with a loss of NOK 26 million in the same period last year.

Balance sheet and liquidity

The company’s total balance sheet as at 30 September 2004 stood at NOK 2,180 million, compared with NOK 2,408 million at the same date in 2003. This is NOK 245 million lower than at the close of 2003. The company’s liquid assets were further reduced and its stock levels increased during the quarter. Stock levels have risen to meet an expected increase in the volume of deliveries by Transmission Networks during the fourth quarter. The increase in stock levels had a negative impact on liquid assets.

The company’s equity ratio as at 30 September 2004 was 59.6 per cent.

Prospects

As indicated in its announcement to the Oslo Stoc k Exchange on 23 September, the company is engaged in talks with a view to selling its Transmissions Networks business. The board expects to have achieved clarification with regard to a possible sale of this part of the company’s operations by the end of the fourth quarter.

Additional measures have been initiated to improve profitability throughout the organisation. The restructuring of operations within Transmission Networks has entered a new phase, and it is expected that Nera’s own production of large antennas will have been phased out by the end of the fourth quarter. Satellite Communications is currently working on a plan to reduce costs. A significant and permanent drop in demand for gateways combined with structural changes in the terminal market has forced Nera to gradually change its business to strengthen its competitiveness and regain profitability.

The full effect of measures to reduce the company’s costs will be felt by the end of the first quarter 2005.

If the sale of Transmission Networks goes ahead as planned, it will have a rapid effect on the costs associated with the Nera Group administration.

Sales volumes in the fourth quarter are forecast to exceed those achieved in the third quarter. This will help to improve the company’s financial results somewhat, though negative figures are still expected.

Bergen, 26 October 2004

Profit and Loss Account	Amounts in NOK million

	1.1.-30.9.2004	1.1.-30.9.2003	3 rd quarter 2004	3 rd quarter 2003	Year 2003
Orders received	1 773	1 627	481	407	2 158
Operating revenues	1 684	1 594	509	510	2 253
Operating expenses	(1 557)	(1 433)	(488)	(451)	(2 024)
Depreciation	(55)	(60)	(18)	(19)	(80)

Operating profit before R&D costs	72	101	3	40	149

Research and development	(140)	(128)	(41)	(31)	(174)

Op. profit before restruct. and write-downs	(68)	(27)	(38)	9	(25)

Restructuring and write-downs	(52)	(28)	(52)	(28)	(29)

Operating profit (loss)	(120)	(55)	(90)	(19)	(54)

Profit (loss) from investments in ass.cos.	5	8	1	2	11
Net financial items	4	31	(5)	(4)	26

Profit (loss) before tax	(111)	(16)	(94)	(21)	(17)

Taxes	(14)	(7)	(5)	(2)	(13)

Profit (loss) after tax	(125)	(23)	(99)	(23)	(30)

Minority interests	(13)	(16)	(5)	(3)	(23)

Profit (loss) after minority interests	(138)	(39)	(104)	(26)	(53)

Earnings per share, primary (NOK)	(1,13)	(0,32)	(0,85)	(0,21)	(0,43)
Earnings per share, diluted (NOK)	(1,13)	(0,32)	(0,85)	(0,21)	(0,43)

Balance Sheets	Amounts in NOK million

	30.9.2004	31.12.2003	30.9.2003
Deferred tax assets	174	174	174
IT software	24	23	24
Goodwill	10	14	15
Tangible fixed assets	136	159	170
Fixed asset investments	122	135	148

Fixed assets	466	505	531

Stocks	374	293	317
Accounts receivable	592	563	511
Other current receivables	279	234	261
Liquid assets	469	830	788

Current assets	1 714	1 920	1 877

ASSETS	2 180	2 425	2 408

Called-up and fully paid share capital	409	409	409
Retained earnings (incl. minority interests)	891	1 110	1 176

Equity	1 300	1 520	1 585

Provisions for liabilities	52	53	25
Long-term liabilities	36	41	42
Current liabilities	792	812	756

Liabilities	880	906	823

EQUITY AND LIABILITIES	2 180	2 425	2 408

Interest bearing current liabilities	1	2	1
Interest bearing long-term liabilities	0	2	3
Minority interests	251	234	252

Change in equity :
Equity as at 01.01	1 520	1613	1613
Net profit (loss)	-125	-30	-23
Dividend	-95	-50	-6
Conversion differences		-13	2

Equity as at end of period	1 300	1520	1585

Statements of cash flows	Amounts in NOK million

			3 rd quarter	3 rd quarter
	1.1.-30.9.2004	1.1.-30.9.2003	2004	2003	Year 2003
Profit (loss) after tax	(125)	(23)	(99)	(23)	(30)
Ordinary depreciation	55	59	18	19	80
Change in stocks, accounts receiv./payabl. and other working capital	(124)	52	(45)	(52)	22
Other adjustments to operational items	(16)	(61)	17	12	5

Net cash flow from operational activities	(210)	27	(109)	(44)	77

Disposal of tangible fixed assets	40	2	40	0	3
Capital expenditure	(52)	(27)	(11)	(5)	(38)
Other investments and sales	8	14	(4)	(1)	24

Net cash flow from investment activities	(4)	(11)	25	(6)	(11)

Payment of dividends	(140)	(6)	0	0	(6)
Net changes in liabilities	(2)	(5)	(0)	(1)	(6)

Net cash flow from financing activities	(142)	(11)	(0)	(1)	(12)

Effect of changes in exchange rates	(5)	(12)	2	4	(19)

Net change in liquid assets	(361)	(8)	(82)	(46)	34

Liquid assets at the beginning of the period	830	796	551	835	796
Liquid assets at the end of the period	469	788	469	788	830

Orders received by Business Area	Amounts in NOK million

Business Areas	1.1.-30.9.2004		1.1.-30.9.2003		Year 2003		3 rd quarter 2004		3 rd quarter 2003
Transmissions Networks	983	55,4%	922	56,7%	1 213	56,2%	266	55,3%	236	58,0%
Satellite Communiciations	361	20,4%	376	23,1%	496	23,0%	91	18,9%	79	19,4%
Wireless Broadband Access	112	6,3%	96	5,9%	137	6,3%	34	7,1%	24	5,9%
Others/eliminations	317	17,9%	233	14,3%	312	14,5%	90	18,7%	68	16,8%

Total	1 773	100,0%	1 627	100,0%	2 158	100,0%	481	100,0%	407	100,0%

Operating revenues by Business Area	Amounts in NOK million

Business Areas	1.1.-30.9.2004		1.1.-30.9.2003		Year 2003		3 rd quarter 2004		3 rd quarter 2003
Transmissions Networks	867	51,5%	827	51,9%	1 189	52,8%	247	48,5%	275	54,1%
Satellite Communiciations	380	22,6%	440	27,6%	577	25,6%	109	21,3%	125	24,5%
Wireless Broadband Access	159	9,4%	98	6,1%	165	7,3%	50	9,8%	36	7,0%
Others/eliminations	278	16,5%	229	14,4%	321	14,2%	104	20,4%	73	14,4%

Total	1 684	100,0%	1 594	100,0%	2 253	100,0%	509	100,0%	510	100,0%

Operating Income (loss) by Business Area	Amounts in NOK million

			Year	3 rd quarter	3 rd quarter
Business Areas	1.1.-30.9.2004	1.1.-30.9.2003	2003	2004	2003
Transmissions Networks	(70)	(72)	(71)	(30)	(7)
Satellite Communiciations	33	73	87	(0)	20
Wireless Broadband Access	(32)	(29)	(40)	(11)	(7)
Others/eliminations	1	2	(1)	3	3

Total	(68)	(27)	(25)	(38)	9

Orders received by Geographical Destinations	Amounts in NOK million

Geograhpical Destinations	1.1.-30.9.2004		1.1.-30.9.2003		Året 2003		3.kvartal 2004		3.kvartal 2003
Norway	167	9,4%	240	14,7%	294	13,6%	45	9,4%	45	11,1%
Great Britain	62	3,5%	57	3,5%	71	3,3%	23	4,8%	23	5,7%
Rest of Europe	355	20,0%	348	21,4%	485	22,5%	105	21,8%	94	23,1%
America	466	26,3%	344	21,2%	518	24,0%	73	15,2%	97	23,8%
Africa	75	4,2%	51	3,1%	64	3,0%	35	7,7%	30	7,3%
Asia	643	36,3%	515	31,7%	660	30,6%	198	41,1%	118	29,0%
Oceania	5	0,3%	72	4,4%	65	3,0%	(0)	0,0%	(0)	-0,1%

Total	1 773	100,0%	1 627	100,0%	2 158	100,0%	481	100,0%	407	100,0%

Operating revenues by Geographical Destination	Amounts in NOK million

Geograhpical Destinations	1.1.-30.9.2004		1.1.-30.9.2003		Året 2003		3.kvartal 2004		3.kvartal 2003
Norway	178	10,6%	230	14,4%	310	13,8%	47	9,3%	75	14,6%
Great Britain	91	5,4%	95	6,0%	123	5,4%	19	3,8%	37	7,2%
Rest of Europe	324	19,2%	346	21,7%	478	21,2%	99	19,4%	130	25,6%
America	409	24,3%	312	19,6%	443	19,7%	116	22,8%	96	18,9%
Africa	61	3,6%	40	2,5%	54	2,4%	14	2,8%	10	1,9%
Asia	578	34,3%	544	34,1%	806	35,8%	200	39,2%	153	29,9%
Oceania	43	2,6%	27	1,7%	39	1,7%	14	2,7%	9	1,8%

Total	1 684	100,0%	1 594	100,0%	2 253	100,0%	509	100,0%	510	100,0%

# Q3 Presentation 2004

Oslo, October 27, 2004

NERA

enabling a wireless future

Ne04-2E-1

Oslo, October 27, 2004 Ne04-2E-1 Q3 Presentation 2004

# Bjørn Ove Skjeie

## Chief Executive Officer

enabling a wireless future

Ne043E-2

Bjorn Ove Skjeie Chief Executive Officer

Headlines Q3 2004 Business volume and results in line with profit warning Gross margin challenges in both core business areas Increased need for working capital confirmed Operational restructuring approved - implementation started Divestment case within Transmission established Strategic options within SatCom further explored

# Key figures

| (Amounts in NOK mill.) | 3rd quarter 2004 | 3rd quarter 2003 | 01.01-30.09 2004 | 01.01-30.09 2003 | Year 2003 |
|---|---|---|---|---|---|
| **Orders received** | 481 | 407 | 1 773 | 1 627 | 2 158 |
| **Operating revenue** | 509 | 510 | 1 684 | 1 594 | 2 253 |
| **EBIT** | -90 | -19 | -120 | -55 | -54 |
| **Pre-tax profit** | -94 | -21 | -111 | -16 | -17 |

Ne04-3E-4

NERA
enabling a wireless future

Key figures

# Quarterly orders received by Business Area

1000
900
800
700
600
500
400
300
200
100
0
-100

| | Q2 2002 | Q3 2002 | Q4 2002 | Q1 2003 | Q2 2003 | Q3 2003 | Q4 2003 | Q1 2004 | Q2 2004 | Q3 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| WBA | 12 | 16 | 152 | 9 | 62 | 24 | 41 | 39 | 38 | 34 |
| Other | 102 | 83 | 85 | 93 | 71 | 68 | 79 | 144 | 84 | 90 |
| Satellite Com. | 289 | 109 | 103 | 170 | 126 | 79 | 121 | 130 | 140 | 91 |
| Transm. Networks | 361 | 338 | 235 | 318 | 368 | 236 | 291 | 280 | 437 | 266 |
| TOTAL | 764 | 546 | 575 | 591 | 628 | 407 | 531 | 593 | 699 | 481 |

Ne04-3E-5

Quarterly orders received by Business Area

Book to bill Transmission Networks Q1 - 2000 Q2 - 2000 Q3 - 2000 Q4 - 2000 Q1 - 2001 Q2 - 2001 Q3 - 2001 Q4 - 2001 Q1 - 2002 Q2 - 2002 Q3 - 2002 Q4-2002 Q1-2003 Q2-2003 Q3-2003 Q4-2003 Q1-2004 Q2-2004 Q3-2004 Orders received/Sales 0.9787 1.7837 1.2585 1.0626 0.9014 0.8364 0.6687 0.6239 0.8175 0.9678 1.42 0.6645431 1.2325581 1.26 0.86 0.8 1.13 1.17 1.08 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Orders received Sales

# Invoicing of order backlog*

NOK mill.
1600
1400
1200
1000
800
600
400
200
0
550
210
82
37
879
4th quarter 2004
1st quarter 2005
2nd quarter 2005
3rd quarter 2005 and later
Total

* Incl. Nera Telecommunications, Singapore

Ne04-3E-7

Invoicing of order backlog* 4th quarter 2004 Total NOK mill. 2nd quarter 2005 1st quarter 2005 * Incl. Nera Telecommunications, Singapore 3rd quarter 2005 and later

# Income statement

| (Amounts in NOK mill.) | 01.01-30.09 2004 | 01.01-30.09 2003 | Year 2003 | 3rd quarter 2004 | 3rd quarter 2003 |
|---|---|---|---|---|---|
| **Orders received** | 1 773 | 1 627 | 2 158 | 481 | 407 |
| **Operating revenues** | 1 684 | 1 594 | 2 253 | 509 | 510 |
| Operating expenses | -1 557 | -1 433 | -2 024 | -488 | -451 |
| Depreciation | -55 | -60 | -80 | -18 | -19 |
| **Operating income before R&D** | **72** | **101** | **149** | **3** | **40** |
| Research and Development | -140 | -128 | -174 | -41 | -31 |
| **Operating income before restructuring and writedowns** | **-68** | **-27** | **-25** | **-38** | **9** |
| Restructuring and writedowns | -52 | -28 | -29 | -52 | -28 |
| **Operating income** | **-120** | **-55** | **-54** | **-90** | **-19** |
| Income from investments in associated comp. | 5 | 8 | 11 | 1 | 2 |
| Net financial items | 4 | 31 | 26 | -5 | -4 |
| **Income before taxes and minority interest** | **-111** | **-16** | **-17** | **-94** | **-21** |
| Taxes | -14 | -7 | -13 | -5 | -2 |
| **Net income (loss)** | **-125** | **-23** | **-30** | **-99** | **-23** |
| Minority interest | -13 | -16 | -23 | -5 | -3 |
| **Net income (loss) after minority interest** | **-138** | **-39** | **-53** | **-104** | **-26** |

Ne04-3E-8

NERA
enabling a wireless future

Income statement

# Margin development challenges

## Transmission

Transmission
35
30
25
20
15
10
5
0
-5
-10
-15

| | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | Q1-04 | Q2-04 | Q3-04 |
|---|---|---|---|---|---|---|---|---|---|---|
| Gross margin % | 33 | 25 | 30 | 30 | 28 | 21 | 24,5 | 24,1 | 20,8 | 20 |
| Oper. margin % | 2,8 | 4,0 | 8,5 | 8,9 | 7,3 | -12,3 | -6 | -11,7 | -3 | -12 |

## Satellite

Satellite
45
40
35
30
25
20
15
10
5
0

| | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | Q1 - 04 | Q2-04 | Q3-04 |
|---|---|---|---|---|---|---|---|---|---|---|
| Gross margin % | 35 | 30 | 33 | 40 | 36 | 35 | 39 | 35 | 40 | 26 |
| Oper. margin % | 9,1 | 2,0 | 4,9 | 13,8 | 10,8 | 11,2 | 16,0 | 12,3 | 11,9 | 0 |

Ne04-3E-9

NERA
enabling a wireless future

1997 1998 1999 2000 2001 2002 2003 Q1-04 Q2-04 Q3-04 Gross margin % 33 25 30 30 28 21 24.5 24.1 20.8 20 Oper. margin % 2.8 4 8.5 8.9 7.3 -12.3 -6 -11.7 -3 -12 North 45.9 46.9 45 43.9 1997 1998 1999 2000 2001 2002 2003 Q1 - 04 Q2-04 Q3-04 Gross margin % 35 30 33 40 36 35 39 35 40 26 Oper. margin % 9.1 2 4.9 13.8 10.8 11.2 16 12.3 11.9 0 45.9 46.9 45 Margin development challenges Transmission Satellite

Comments to margin development Transmission Market price erosion on products in several regions Increased competitive pricing related to turn key projects creates difficult conditions for niche players Satellite communications Gateway business gradually declining Commitment on "last time buy components" hit terminal margins

# OPEX Development

## R&D + sales & admin. expenses

250
200
150
100
50
0
222
192
161
191
166
159
132
196
162
174
156
126
114
96
102
95
90
74
106
88
89
78
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04
Nera Group
Transmission Networks

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OPEX Development R&D + sales & admin. expenses

# Operating result by business area

| (Amounts in NOK mill.)<br>Business Areas | 01.01-30.09<br>2004 | 01.01-30.09<br>2003 | Year<br>2003 | 3rd Quarter<br>2004 | 3rd Quarter<br>2003 |
|---|---|---|---|---|---|
| Transmission Networks | -70 | -72 | -71 | -30 | -7 |
| Satellite Communications | 33 | 73 | 87 | 0 | 20 |
| Wireless Broadband Access | -32 | -29 | -40 | -11 | -7 |
| Other/Elimination | 1 | 2 | -1 | 3 | 3 |
| TOTAL | -68 | -27 | -25 | -38 | 9 |

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Operating result by business area

Operational improvement initiatives Major shift in operational model in Transmission Successful implementation of increased outsourcing will improve results and lower risk Changed market conditions have lead to a substantial operational restructuring of SatCom business Restructuring of the company will ultimately lead to a substantial reduction of the company's Group management

# Balance Sheets

| (Amounts in NOK mill.) | 30.09.2004 | 31.12.03 | 30.09.2003 |
|---|---|---|---|
| Deferred tax assets | 174 | 174 | 174 |
| Goodwill | 10 | 14 | 15 |
| Property, plant, equipment, IT | 160 | 182 | 194 |
| Financial non-current assets | 122 | 135 | 148 |
| **Non-current assets** | **466** | **505** | **531** |
| Inventories | 374 | 293 | 317 |
| Trade receivables | 592 | 563 | 511 |
| Other receivables | 279 | 234 | 261 |
| Cash and cash equivalents | 469 | 830 | 788 |
| **Current assets** | **1714** | **1920** | **1877** |
| **TOTAL ASSETS** | **2180** | **2425** | **2408** |
| Shareholder's equity | 1300 | 1520 | 1585 |
| Long-term liabilities | 88 | 94 | 67 |
| Current liabilities | 792 | 812 | 756 |
| **TOTAL EQUITY AND LIABILITIES** | **2180** | **2425** | **2408** |
| Interest bearing current liabilities | 1 | 2 | 3 |
| Interest bearing long-term liabilities | 0 | 2 | 252 |
| Minority interest of equity | 251 | 234 | 252 |

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Balance Sheets

# Statement of cash flows

| (Amounts in NOK Mill.) | 01.01-30.09 2004 | 01.01-30.09 2003 | Q3 2004 | Q3 2003 | Year 2003 |
|---|---|---|---|---|---|
| Net income (loss) | -125 | -23 | -99 | -23 | -30 |
| Depreciation | 55 | 59 | 18 | 19 | 80 |
| Change in stocks, accounts receiv./payabl. and other working capital items | -124 | 52 | -45 | -52 | 22 |
| Other adjustments to operation activities | -16 | -61 | 17 | 12 | 5 |
| **Net cash provided by (used in) operating activities** | **-210** | **27** | **-109** | **-44** | **77** |
| Proceeds from sale of property, plant and equipment | 40 | 2 | 40 | 0 | 3 |
| Capital expenditures | -52 | -27 | -11 | -5 | -38 |
| Other investments and sales | 8 | 14 | -4 | -1 | 24 |
| **Net cash provided by (used in) investing activities** | **-4** | **-11** | **25** | **-6** | **-11** |
| Dividends paid | -140 | -6 | 0 | 0 | -6 |
| Net changes in liabilities | -2 | -5 | 0 | -1 | -6 |
| **Net cash provided by (used in) financing activities** | **-142** | **-11** | **0** | **-1** | **-12** |
| Effect of changes in currency exchange rates | -5 | -12 | 2 | 4 | -19 |
| **Net change in cash and cash equivalents** | **-361** | **-8** | **-82** | **-46** | **34** |
| **Cash and cash equivalents at beginning of period** | **830** | **796** | **551** | **835** | **796** |
| **Cash and cash equivalents at end of period** | **469** | **788** | **469** | **788** | **830** |

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enabling a wireless future

Statement of cash flows

# Business structure update

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enabling a wireless future

Business structure update Sale of Transmission progressing Building of equity case for an expanded SatCom business continues

Outlook Business volume expected to be higher in Q4 than in Q3 Improved, but still negative results Operational improvements will gradually give impact Structural conclusions expected in Q4

# Q & A

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Q & A

# Appendix

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Appendix

# Financial key figures

| 01.01-30.09 2004 | (Amounts in NOK mill.) | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| 1 684 | **Operating revenues** | 2 253 | 2 445 | 2 893 | 2 550 |
| -138 | **Net income (loss) after minority interest** | -53 | -145 | -371 | 136 |
| -1,13 | **Earnings per share (NOK)** | -0,43 | -1,19 | -3,02 | 1,22 |
| 14,90 | **Share price as at end of period (NOK)** | 13,80 | 7,50 | 19,40 | 38,50 |
| n.a. | **P/E** | n.a. | n.a. | n.a. | 31,52 |
| 1 300 | **Equity (incl. minority interest)** | 1 520 | 1 613 | 1 728 | 1 977 |
| 59,6 | **Equity ratio (%)** | 62,7 | 63,0 | 53,7 | 56,9 |
| 251 | **Minority interest** | 234,3 | 240,2 | 157,0 | - |
| 8,61 | **Equity per share excl. minority interest (NOK)** | 10,54 | 11,26 | 12,85 | 16,09 |
| 0,78 | **Dividends (NOK)** | 0,22 | 0,00 | 0,00 | 0,22 |
| 1 602 | **Number of employees (end of period)** | 1 564 | 1 669 | 1 820 | 1 340 |

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Financial key figures

# Equity reconciliation

| 30.09.2004 | | 31.12.2003 |
|---|---|---|
| 1520 | Equity as of 01.01 | 1613 |
| -125 | Net income (loss) | -30 |
| -95 | Dividend | -50 |
| | Translation differences | -13 |
| **1300** | **Equity as of end of period** | **1520** |

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Equity reconciliation

# Restructuring Charges (Q3-2004)
## Transmission Networks

(NOK million)

| | Charge/ Provision | Cash flow effect | | | | |
|---|---|---|---|---|---|---|
| | | 2004 | 2005 | 2006 | 2007-11 | Total |
| Severance payment | 15 | 5 | 10 | | | 15 |
| Write-down fixed assets | 17 | | | | | 0 |
| Sale of machinery | -6 | | -6 | | | -6 |
| Relocation cost | 3 | | 3 | | | 3 |
| | 29 | 5 | 7 | | | 12 |
| Property lease | 23 | 0 | 3 | 5 | 15 | 23 |
| Total Transmission Networks | 52 | 5 | 10 | 5 | 15 | 35 |

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Restructuring Charges (Q3-2004) Transmission Networks (NOK million)

Trade receivables/ Inventories/trade payables (days) 1995 1996 1997 1998 1999 2000 2001 2002 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Receivables 76 91 102 88 77 111 97 76 96 78 87 90 98 86 95 Inventories 82 77 67 51 40 38 67 56 59 53 54 47 50 49 60 Payables 41 43 48 48 29 45 53 46 50 46 44 43 47 51 52 Days

# Orders received by business area

| (Amounts in NOK mill.) Business Areas | 01.01-30.09 2004 | | 01.01-30.09 2003 | | Year 2003 | | 3rd quarter 2004 | | 3rd quarter 2003 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Transmission Networks | 983 | 55,4% | 922 | 56,7% | 1 213 | 56,2% | 266 | 55,3% | 236 | 58,0% |
| Satellite Communications | 361 | 20,4% | 376 | 23,1% | 496 | 23,0% | 91 | 18,9% | 79 | 19,4% |
| Wireless Broadband Access | 112 | 6,3% | 96 | 5,9% | 137 | 6,3% | 34 | 7,1% | 24 | 5,9% |
| Other Elimination | 317 | 17,9% | 233 | 14,3% | 312 | 14,5% | 90 | 18,7% | 68 | 16,7% |
| **Total** | **1 773** | **100 %** | **1 627** | **100 %** | **2 158** | **100 %** | **481** | **100 %** | **407** | **100 %** |

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Orders received by business area

# Operating revenue by business area

| (Amounts in NOK mill.)<br>Business Areas | 01.01-30.09<br>2004 | | 01.01-30.09<br>2003 | | Year<br>2003 | | 3rd quarter<br>2004 | | 3rd quarter<br>2003 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Transmission Networks | 867 | 51,5% | 827 | 51,9% | 1 189 | 52,8% | 247 | 48,5% | 275 | 54,1% |
| Satellite Communications | 380 | 22,6% | 440 | 27,6% | 577 | 25,6% | 109 | 21,3% | 125 | 24,5% |
| Wireless Broadband Access | 159 | 9,4% | 98 | 6,1% | 165 | 7,3% | 50 | 9,8% | 36 | 7,0% |
| Other Elimination | 278 | 16,5% | 229 | 14,4% | 321 | 14,3% | 104 | 20,4% | 73 | 14,4% |
| **Total** | **1 684** | **100 %** | **1 594** | **100 %** | **2 253** | **100 %** | **509** | **100 %** | **510** | **100 %** |

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Operating revenue by business area

# Orders received by market

| (Amounts in NOK mill.)<br>Market | 01.01-30.09<br>2004 | | 01.01-30.09<br>2003 | | Year<br>2003 | | Q3<br>2004 | | Q3<br>2003 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Norway | 167 | 9,4% | 240 | 14,7% | 294 | 13,6% | 45 | 9,4% | 45 | 11,1% |
| UK | 62 | 3,5% | 57 | 3,5% | 71 | 3,3% | 23 | 4,8% | 23 | 5,7% |
| Rest of Europe | 355 | 20,0% | 348 | 21,4% | 485 | 22,5% | 105 | 21,8% | 94 | 23,1% |
| America | 466 | 26,3% | 344 | 21,2% | 519 | 24,0% | 73 | 15,2% | 97 | 23,9% |
| Africa | 75 | 4,2% | 51 | 3,1% | 64 | 3,0% | 37 | 7,7% | 30 | 7,3% |
| Asia | 643 | 36,3% | 515 | 31,7% | 660 | 30,6% | 198 | 41,1% | 118 | 29,0% |
| Oceania | 5 | 0,3% | 72 | 4,4% | 65 | 3,0% | 0 | 0,0% | 0 | 0,0% |
| **Total *)** | **1 773** | **100 %** | **1 627** | **100 %** | **2158** | **100 %** | **481** | **100 %** | **407** | **100 %** |

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Orders received by market

# Orders received by market

Percentage per region by 30 September 2004
Norway 9.4% (14.7%)*
UK 3.5% (3.5%)*
Rest of Europe 20.0% (21.4%)*
Asia 36.3% (31.7%)*
Africa 4.2% (3.1%)*
Americas 26.3% (21.2%)*
Oceania 0.3% (4.4%)*

* Figures in brackets are Orders received per 30.09.03

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Orders received by market Asia 36.3% (31.7%)* Percentage per region by 30 September 2004 Africa 4.2% (3.1%)* Americas 26.3% (21.2%)* Oceania 0.3% (4.4%)* UK 3.5% (3.5%)* Norway 9.4% (14.7%)* Rest of Europe 20.0% (21.4%)* * Figures in brackets are Orders received per 30.09.03

# Operating revenue by market

| (Amounts in NOK mill.)<br>Market | 01.01-30.09<br>2004 | | 01.01-30.09<br>2003 | | Year<br>2003 | | Q3<br>2004 | | Q3<br>2003 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Norway | 178 | 10,6% | 230 | 14,4% | 310 | 13,8% | 47 | 9,3% | 75 | 14,6% |
| UK | 91 | 5,4% | 95 | 6,0% | 123 | 5,4% | 19 | 3,8% | 37 | 7,3% |
| Rest of Europe | 324 | 19,2% | 346 | 21,7% | 478 | 21,2% | 99 | 19,4% | 130 | 25,6% |
| America | 409 | 24,3% | 312 | 19,6% | 443 | 19,7% | 116 | 22,8% | 96 | 18,9% |
| Africa | 61 | 3,6% | 40 | 2,5% | 54 | 2,4% | 14 | 2,8% | 10 | 1,9% |
| Asia | 578 | 34,3% | 544 | 34,1% | 806 | 35,8% | 200 | 39,2% | 153 | 29,9% |
| Oceania | 43 | 2,6% | 27 | 1,7% | 39 | 1,7% | 14 | 2,7% | 9 | 1,8% |
| **Total *)** | **1 684** | **100 %** | **1 594** | **100 %** | **2 253** | **100 %** | **509** | **100 %** | **510** | **100 %** |

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Operating revenue by market

# Orders/revenue/EBIT development

## Transmission/Satellite

Transmission
700
600
500
400
300
200
100
0
-100

| | Q1 2001 | Q2 2001 | Q3 2001 | Q4 2001 | Q1 2002 | Q2 2002 | Q3 2002 | Q4 2002 | Q1 2003 | Q2 2003 | Q3 2003 | Q4 2003 | Q1 2004 | Q2 2004 | Q3 2004 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Orders received | 511 | 583 | 450 | 347 | 309 | 361 | 338 | 236 | 318 | 368 | 236 | 291 | 280 | 437 | 266 |
| Operating revenue | 564 | 627 | 537 | 548 | 378 | 373,0 | 238 | 354 | 258 | 293 | 276 | 362 | 247 | 373 | 247 |
| Oper. Inc. (EBIT) | 50,4 | 49,3 | 37,9 | 31,3 | -54 | -43 | -43 | -21 | -41 | -26 | -6,8 | 1,3 | -29 | -11 | -30 |

Satellite
350
300
250
200
150
100
50
0

| | Q1 2001 | Q2 2001 | Q3 2001 | Q4 2001 | Q1 2002 | Q2 2002 | Q3 2002 | Q4 2002 | Q1 2003 | Q2 2003 | Q3 2003 | Q4 2003 | Q1 2004 | Q2 2004 | Q3 2004 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Orders received | 238 | 129 | 119 | 142 | 174 | 289 | 109 | 103 | 170 | 126 | 79 | 121 | 130 | 140 | 91 |
| Operating revenue | 160 | 150 | 131 | 169 | 161 | 156,0 | 154 | 148 | 172 | 142 | 126 | 138 | 143 | 129 | 109 |
| Oper. Inc. (EBIT) | 18,7 | 13,3 | 13,3 | 21,3 | 14,4 | 17 | 22,6 | 16 | 27,6 | 26,6 | 18,3 | 14,4 | 17,8 | 16,4 | 0 |

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Q1 2001 pro forma Q2 2001 pro forma Q3 2001 pro forma Q4 2001 pro forma Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Orders received 511 583 450 347 309 361 338 235 318 368 236 291 280 437 266 Operating revenue 564 627 537 549 378 373 238 354 258 293 276 362 247 373 247 Oper. inc. (EBIT) 50.4 49.8 37.9 31.8 -53.5 -47.5 -43.3 -21 -40.7 -25.1 -6.6 1.3 -28.9 -11.2 -30 Q1 2001 pro forma Q2 2001 pro forma Q3 2001 pro forma Q4 2001 pro forma Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Q3 2004 Orders received 239 129 119 142 174 289 109 103 170 126 79 121 130 140 91 Operating revenue 160 150 131 169 161 156 154 146 172 142 125 138 143 129 109 Oper. inc. (EBIT) 16.7 13.8 13.3 21.3 14.4 17 22.5 15 27.5 25.5 19.8 14.4 17.6 15.4 0 Orders/revenue/EBIT development Transmission/Satellite Transmission Satellite

# Operational Gearing Nera Group

**Quarterly Sales (MNOK)**

900
800
700
600
500
400
300
200
100
0
850
737
632
588
600
690
664
681
611
540
563
515
660
509

| | Q1-02 | Average-02 | Q1-03 | Average-03 | Q1-04 | Q2-04 | Q3-04 |
|---|---|---|---|---|---|---|---|
| Actual Sale | 681 | 611 | 540 | 563 | 515 | 660 | 509 |
| B/E sales | 850 | 737 | 632 | 588 | 600 | 690 | 664 |
| Gross margin % | 26,2 | 25,9 | 26,6 | 27,9 | 27,0 | 25,2 | 23,5 |
| OPEX | 222 | 191 | 168,0 | 164 | 162 | 174 | 156 |

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Operational Gearing Nera Group Quarterly Sales (MNOK)

# Operational Target (Short Term) Transmission Networks

## B/E-Target (Quarterly sales = 325 MNOK)

Quarterly Sales (MNOK)
700
600
500
400
300
200
100
0
630
520
452
370
367
429
392
B/E Target = 325/Q
378
335
258
297
247
373
247

| | Q1-02 | Average 2002 | Q1-03 | Average 2003 | Q1-04 | Q2-2004 | Q3-2004 |
|---|---|---|---|---|---|---|---|
| Actual Sale | 378 | 335 | 258 | 297 | 247 | 373 | 247 |
| B/E sales | 630 | 520 | 452 | 370 | 367 | 429 | 392 |
| Gross margin % | 19,0 | 21,0 | 21,0 | 24,6 | 24,1 | 20,8 | 20,0 |
| OPEX | 126 | 109,5 | 95,0 | 91 | 88,5 | 89,2 | 78,2 |

Ne04-3E-31

Operational Target (Short Term) Transmission Networks B/E-Target (Quarterly sales = 325 MNOK) Quarterly Sales (MNOK) B/E Target = 325/Q

# Quarterly operating revenue by business area

1000
900
800
700
600
500
400
300
200
100
0
-100

| | Q2 2002 | Q3 2002 | Q4 2002 | Q1 2003 | Q2 2003 | Q3 2003 | Q4 2003 | Q1 2004 | Q2 2004 | Q3 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| WBA | 21 | 13 | 15 | 31 | 32 | 36 | 67 | 54 | 55 | 50 |
| Other | 100 | 96 | 98 | 78 | 77 | 73 | 92 | 71 | 103 | 104 |
| Satellite Com. | 155 | 153 | 146 | 172 | 143 | 125 | 138 | 143 | 129 | 109 |
| Transm. Networks | 373 | 238 | 354 | 258 | 293 | 276 | 362 | 247 | 373 | 247 |
| TOTAL | 649 | 500 | 614 | 540 | 545 | 510 | 659 | 515 | 660 | 509 |

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Quarterly operating revenue by business area

# Quarterly orders received by market Transmission Networks

600
500
400
300
200
100
0

| | Q2 2002 | Q3 2002 | Q4 2002 | Q1 2003 | Q2 2003 | Q3 2003 | Q4 2003 | Q1 2004 | Q2 2004 | Q3 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| EMEA | 198 | 142 | 89 | 136 | 195 | 95 | 138 | 107 | 109 | 117 |
| Asia | 100 | 80 | 74 | 111 | 80 | 58 | 31 | 91 | 81 | 88 |
| Americas | 63 | 116 | 72 | 71 | 93 | 83 | 122 | 82 | 247 | 61 |
| TOTAL | 361 | 338 | 235 | 318 | 368 | 236 | 291 | 280 | 437 | 266 |

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Quarterly orders received by market Transmission Networks

# Quarterly operating revenue by market Transmission Networks

600
500
400
300
200
100
0

| | Q2 2002 | Q3 2002 | Q4 2002 | Q1 2003 | Q2 2003 | Q3 2003 | Q4 2003 | Q1 2004 | Q2 2004 | Q3 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| EMEA | 129 | 137 | 218 | 134 | 104 | 143 | 157 | 104 | 146 | 81 |
| Asia | 142 | 49 | 65 | 78 | 102 | 70 | 106 | 45 | 96 | 73 |
| Americas | 102 | 52 | 71 | 46 | 87 | 63 | 99 | 98 | 131 | 93 |
| TOTAL | 373 | 238 | 354 | 258 | 293 | 276 | 362 | 247 | 373 | 247 |

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Quarterly operating revenue by market Transmission Networks